Annual General Meeting of BiondVax Pharmaceuticals Ltd.

Date: September 2, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Proposals

Proposals	For	Against	Abstain
1. To approve and ratify the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company's auditors for the year 2020 and for an additional period until the next Annual General Meeting.	☐	☐	☐
2A. To approve the re-election of Prof. Avner Rotman to the Board of Directors of the Company, until the third annual meeting held after the date of his appointment.	☐	☐	☐
2B. To approve the re-election of Mr. Samuel Moed to the Board of Directors of the Company, until the third annual meeting held after the date of his appointment.	☐	☐	☐
3. To approve amendments to the Company's Compensation Policy.	☐	☐	☐
Are you a controlling shareholder or do you have a personal interest in approval of proposal 3 above (response required for vote to be counted)?	Yes ☐	No ☐	
4. To approve the grant of an annual bonus for the year 2019 for Dr. Ron Babecoff, the CEO and a director of the Company, previously approved by the Board of Directors primarily based on the achievement of milestones.	☐	☐	☐
Are you a controlling shareholder or do you have a personal interest in approval of proposal 4 above (response required for vote to be counted)?	Yes ☐	No ☐	
5. To approve a plan for an annual cash bonus for the year 2020 for Dr. Ron Babecoff, the CEO and a director of the Company, based on the achievement of milestones.	☐	☐	☐
Are you a controlling shareholder or do you have a personal interest in approval of proposal 5 above (response required for vote to be counted)?	Yes ☐	No ☐	
6. To approve the grant of options to purchase 82,000 American Depositary Shares ("ADSs") of the Company to Mr. Samuel Moed, a director of the Company, for additional services related to strategic planning and subject to a vesting schedule.	☐	☐	☐
Are you a controlling shareholder or do you have a personal interest in approval of proposal 6 above (response required for vote to be counted)?	Yes ☐	No ☐	
7. To approve the grant of 5,000 restricted share units to Ms. Michal Marom Brikman, a former director of the Company.	☐	☐	☐
Are you a controlling shareholder or do you have a personal interest in approval of proposal 7 above (response required for vote to be counted)?	Yes ☐	No ☐	
8. To approve the acceleration of vesting of options to purchase 6,000 ADSs held by Dr. Ruth Ben Yakar upon expiration of her term of service as a director.	☐	☐	☐
Are you a controlling shareholder or do you have a personal interest in approval of proposal 8 above (response required for vote to be counted)?	Yes ☐	No ☐	
9. To approve an extension of the expiration date of options to purchase a total of 9,750 ADSs that were previously granted to certain officers of the Company.	☐	☐	☐
Are you a controlling shareholder or do you have a personal interest in approval of proposal 9 above (response required for vote to be counted)?	Yes ☐	No ☐	
10. To approve a change in the terms of the compensation of each of our external directors and non-management directors.	☐	☐	☐
11. To approve an amendment to the Company's articles of association to increase the registered share capital of the Company.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of BiondVax Pharmaceuticals Ltd. to be held September 2, 2020 For Holders as of August 3, 2020

MAIL

- **Mark, sign and date your Voting Instruction Form.**
- **Detach your Voting Instruction Form.**
- **Return your Voting Instruction Form in the postage-paid envelope provided.**

All votes must be received prior to 5:00 p.m. EST on August 31, 2020.

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

BiondVax Pharmaceuticals Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on August 31, 2020)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **BiondVax Pharmaceuticals Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **August 3, 2020** at the **Annual General Meeting** of the Shareholders of **BiondVax Pharmaceuticals Ltd.** to be held on **September 2, 2020** at 4:00 pm (Israeli time), in the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co., One Azrieli Center, Tel Aviv 6701101, Israel or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. Box 8016
CARY, NC 27512-9903